Exhibit 99.1

RETO ECO-SOLUTIONS, INC.

c/o Beijing REIT Technology Development Co., Ltd.

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

PROXY STATEMENT AND NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of	November 3, 2021
ReTo Eco-Solutions, Inc.	Beijing, China

To our shareholders:

It is my pleasure to invite you to our 2021 Annual Meeting of Shareholders on November 23, 2021, at 9:00 A.M., Beijing Time (November 22, 2021, at 8:00 P.M., Eastern Time). The meeting will be held at one of our executive offices X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101.

The matters to be acted upon at the meeting are described in the Notice of Annual Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Hengfang Li
Hengfang Li
Chairman of the Board of Directors

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
RETO ECO-SOLUTIONS, INC.

TIME:	9 A.M., Beijing Time, on November 23, 2021 (8 P.M., Eastern Time, on November 22, 2021)

PLACE:	Building X-702, 60 Anli Road, Chaoyang District, Beijing People’s Republic of China 100101

ITEMS OF BUSINESS:

(1)	The election of seven directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2022 or until their successors are duly elected and qualified;

(2)	The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021;

(3)	To approve the 2021 Equity Incentive Plan.

(4)	The transaction of any other business properly coming before the meeting.

WHO MAY VOTE:

You may vote if you were a shareholder of record on October 29, 2021.

ANNUAL REPORT:

A copy of our 2020 Annual Report on Form 20-F is enclosed.

DATE OF MAILING:

This notice and the proxy statement are first being mailed to shareholders on or about November 3, 2021.

By order of the Board of Directors,

/s/ Hengfang Li
Hengfang Li
Chairman of the Board of Directors

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This proxy statement and the Annual Report to shareholders are available at: https://www.sec.gov/cgi-bin/browse-edgar?CIK=1687277.

ABOUT THE 2021 ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

(1)	The election of seven directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2022 or until their successors are duly elected and qualified;

(2)	The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021;

(3)	The transaction of any other business properly coming before the meeting.

Who is entitled to vote?

You may vote if you owned common shares of the Company as of the close of business on October 29, 2021. Each common share is entitled to one vote. As of October 29, 2021, we had 27,579,501 common shares outstanding.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By email, by emailing your signed proxy card to vote@vstocktransfer.com;

(3)	By mail, by completing, signing and returning the enclosed proxy card; or

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Please note that Internet and email voting will close at 11:59 p.m., Eastern standard Time, on November 21, 2021/12:59 p.m. Beijing Time on November 22, 2020.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by email, by mail or by fax.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1 and 2 in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your common shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021 is considered a routine matter for which brokerage firms may vote without specific instructions. However, election of directors is no longer considered a routine matter for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the Company’s common shares as of October 29, 2021.

May shareholders ask questions at the meeting?

Yes. Representatives of the company will answer questions of general interest at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, email, mail or fax. In order for us to conduct our meeting, at least one-third of our outstanding common shares as of October 29, 2021 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting. If a quorum is not present or represented, the Chairman of the meeting or the holders of a majority of the shares of common shares present, either in person or represented by proxy, have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal 1.  The nominees receiving the highest number of “For” votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” each of the nominees for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2.  The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

PROPOSAL ONE

ELECTION OF DIRECTORS

(ITEM 1 ON THE PROXY CARD)

Our Board currently consists of seven directors, each serving a one-year term. The existing directors are Mr. Hengfang Li, Dr. Shuhua Ma, Dr. Austin Huang, Dr. Zhi Li, Mr. Zhizhong Hu, and Ms. Lidong Liu. At the Annual Meeting, the shareholders will vote on the reelection of all of the existing directors. All directors will hold office until our next annual meeting of shareholders, at which time shareholders will vote on the election and qualification of their successors.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below, all of whom are presently directors. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Hengfang Li

Chairman of the Board of Directors

Director since April 2016

Mr. Li has served as the Chief Executive Officer and Chairman of ReTo Eco-Solutions since April 2016. Mr. Li founded Beijing REIT in 1999 and has served as Beijing REIT’s Chief Executive Officer and Chairman since 1999. Mr. Li served as the chief representative in China of the German Hess Group from 1995 until 1999. From 1988 through 1995, Mr. Li was an engineer, senior engineer and then branch director at China North Vehicle Engine Research Center. Mr. Li holds a Master degree in Engine Studies from Beijing Institute of Technology. Mr. Li was nominated as a director because of his experience serving as an executive in the construction materials industry and has extensive knowledge, experience and relationships in China’s construction materials industry.

Guangfeng Dai

Director

Mr. Dai became the President of ReTo Eco-Solutions in 2020. Previously Mr. Dai served as the Chief Operating Officer and of ReTo Eco-Solutions, and has served as a Director since November 2016. Mr. Dai has served as Beijing REIT’s Chief Operating Officer and Director since 2000. Mr. Dai served as the deputy representative in China for Hess Mechanical Engineering Co., Ltd. of Germany from 1997 until 2000. From 1995 through 1997, Mr. Dai was a senior engineer at Yanxing Corporation of China. From 1992 through 1994, Mr. Dai was a senior engineer at China North Industries Group Corporation. Mr. Dai received his Master degree in Automobile Engineering from Beijing Institute of Technology. Mr. Dai was nominated as a director because of his operations and management experience and of his knowledge of our Company as a long-term executive of Beijing REIT.

Shuhua Ma

Director

Dr. Ma has served as an independent director of ReTo Eco-Solutions since 2020. Dr. Ma is currently a Professor, Institute of Process Engineering at the China Academy of Sciences (the “Academy”), where she oversees 6 Ph.D. students, 25 Master’s students and 1 Post-Doctorate student. From 2011 to 2016 she was an Associate Professor at the Academy and from 2009-2010 an Assistant Professor at the Academy. In addition, from 1992-2001 she was a Design Engineer at the Institute of Design and Research, Hebei Province, Shijiazhuang Fertilizer Plant. She obtained her Bachelor of Science in chemical engineering from Hebei University of Sciences and Technology in 1992, and obtained her Master’s of Science in chemical engineering from Beijing University of Chemical Technology in 2004. In addition, she received her Ph.D. in 2007 from the Academy. Dr. Ma has published 59 papers, including 25 in the Science Citation Index (SCI). She has applied for 38 patents, 21 of which were approved. Among other associations, she is an expert in the Academic Committee of Coal Ash ASIA, a member of the Coal Gangue and Geopolymer Committees of the Solid Waste Utilization Division of the Chinese Ceramic Society and Expert in the Academic Committee of China Tailing Network. Dr. Ma was nominated as a director due to her vast knowledge in engineering and the reuse of industrial solid waste.

Austin Huang

Director

Dr. Huang has served as an independent director of ReTo Eco-Solutions since November 2016. Dr. Huang has served as the Principal Engineer for Merit Engineering, Inc. since 1993. Among other awards, Mr. Huang has received the Diplomat of Geotechnical Engineering by the Academy of Geoprofessionals in 2011 and named a Fellow, ACCE (American Society of Civil engineering) in 2007. Mr. Huang has served as an expert witness on geo-retaining wall design issues. In addition, he has presented two papers in the area of slope stability and pile foundations with socket in bedrock in international conferences. He holds 19 research publications including six in leading research journals. Dr. Huang holds a Master’s Degree and Ph.D. in Geotechnical Engineering from University of Wisconsin. Dr. Huang was nominated as a director because of his experience in geotechnical engineering, including, slope stability, soil infiltration and retaining walls that are areas applicable to our sponge city projects.

Zhi Li

Director

Dr. Li has served as an independent director of ReTo Eco-Solutions since November 2016. Since December 2013, Dr. Li has been vice president and director of risk management of Heling Investment Management Beijing Co., Ltd. Between June 2010 and December 2013, Mr. Li served as general manager of the forest finance and international business department of China Forestry Equity Exchange. Between April 2004 and June 2010, Dr. Li worked as deputy director of China Zhongrui Yuehua Accounting Firm. Between September 2002 and March 2004, Dr. Li was a visiting scholar of the business school of Columbia University. Dr. Li is a member of China Certified Public Accountants. Mr. Li holds a Ph.D in Economics from Xiamen University. Dr. Li was nominated as a director because of his experience in accounting, economics and management.

Zhizhong Hu

Director

Mr. Hu has served as the Chief Technology Officer and Director of ReTo Eco-Solutions since November 2016. Mr. Hu has served as Beijing REIT’s Chief Technology Officer and Director since 2000. Mr. Hu served as the general manager and executive director of Yichang Hayes Building Materials Co., Ltd. from 1997 through 2000. From 1996 through 1997, Mr. Hu served as the business representative for Hayes Mechanical Engineering Co., Ltd. of Germany. Mr. Hu received his Bachelor’s Degree in Mechanical Engineering from Nanjing University of Science and Technology. Mr. Hu was nominated as a director because of his experience in research and development.

Lidong Liu

Director

Ms. Liu has served as the Chief Financial Officer since 2015 for Jilin Yiyatong Deep Supply Chain Management Co., Ltd, a subsidiary of a company listed on Shenzhen Stock Exchange. From January 2011 to September 2015, she served as the Chief Financial Officer for Sinopharm Holding (Jilin) Co., Ltd, a subsidiary of a company listed on Shanghai Stock Exchange and Hong Kong Exchanges and Clearing Market. In addition, between January 2002 and December 2010, Ms. Liu was the Chief Financial Officer for Changchun Yongxin Dirui Pharmaceutical Co., Ltd. Ms. Liu is a member of China Certified Public Accountants and a seasoned executive with 25 years of professional experience in auditing and financial reporting. She has strong working capabilities for company management and business development. Ms. Liu holds a bachelor’s degree in Accounting from JiLin University of Finance and Economics, and an MBA from Changchun University of Science and Technology.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Hengfang Li serves as the Chairman of the Board of Directors. In addition, he has served as our Chief Executive Officer since April 2016. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays a key role in the risk oversight of the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION

OF THE NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF YCM CPA, INC.
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021. The Audit Committee of the Board of Directors has appointed YCM CPA, Inc. to serve as the Company’s fiscal year 2021 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of YCM CPA, Inc. be ratified by shareholders.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

Yes. Friedman LLP served as the company’s independent registered public accountant for the year ended December 31, 2020 and 2019.

What services does YCM CPA, Inc. provide?

Audit services provided by YCM CPA, Inc. for fiscal 2021 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Will a representative of YCM CPA, Inc. be present at the meeting?

We expect that one or more representatives of YCM CPA, Inc. will be present at the meeting. If the representatives are present, they will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of YCM CPA, Inc. is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF
YCM CPA, Inc. AS THE COMPANY’S FISCAL 2021 INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL THREE

APPROVAL OF 2021 EQUITY INCENTIVE PLAN

What am I voting on?

The Board of Directors adopted the ReTo Eco-Solutions, Inc. 2021 Share Incentive Plan (the “2021 Plan”) on October 28, 2021, subject to approval by the shareholders of the company. The Board of Directors believes that the 2021 Plan will advance the long-term success of the company by encouraging share ownership among key employees and members of the Board who are not employees.

How is the 2021 Plan administered?

The 2021 Plan is administered by the Compensation Committee of the Board of Directors. The 2021 Plan provides the Compensation Committee with flexibility to design compensatory awards that are responsive to the company’s needs. Subject to the terms of the 2021 Plan, the Compensation Committee has the discretion to determine the terms of each award.

What kind of awards may be granted?

Awards under the 2021 Plan may be in the form of incentive stock options, nonstatutory stock options or restricted stock awards.

An option is the right to purchase shares of the company’s common shares at a price and on a schedule set by the Compensation Committee. The option price will be no less than the fair market value of the shares on the option grant date.

Who is eligible to receive awards?

Employees of the company, executive officers, employee and non-employee directors, consultants, independent contractors and advisors may all be selected by the Compensation Committee to receive awards under the 2021 Plan. The benefits or amounts that may be received by or allocated to participants under the 2021 Plan will be determined at the discretion of the Compensation Committee and are not presently determinable.

How many shares are available for issuance under the 2021 Plan?

The maximum number of shares as to which awards may be granted under the 2021 Plan is 3,000,000 shares. The fair market value of a common shares of the company on the Record Date for the Annual Meeting was $1.15 as reported on the Nasdaq Stock Market.

Upon what terms may shares be awarded?

An award of shares involves the immediate transfer from the company to a participant of ownership of a specific number of common shares in return for the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in such shares, subject to the discretion of the Compensation Committee. The transfer may be made without additional consideration from the participant. The Compensation Committee shall determine the number of shares to be awarded. If the share award is being earned upon the satisfaction of performance goals pursuant to a award agreement, then the Compensation Committee shall: (a) determine the nature, length and starting date of any performance period for each share award; (b) select from among any performance factors to be used to measure the performance, if any; and (c) determine the number of shares that may be awarded. The Compensation Committee may also specify performance objectives that must be achieved for any restrictions on the shares to lapse.

Are awards made under the 2021 Plan transferable?

Except as provided below, no award under the 2021 Plan may be transferred by a participant other than by will or the laws of descent and distribution, and options may be exercised during the participant’s lifetime only by the participant or, in the event of the participant’s legal incapacity, the guardian or legal representative acting on behalf of the participant. The Compensation Committee may expressly provide in an award agreement (other than an incentive stock option) that the participant may transfer the award to a spouse or lineal descendant, a trust for the exclusive benefit of such family members, a partnership or other entity in which all the beneficial owners are such family members, or any other entity affiliated with the participant that the Compensation Committee may approve. Notwithstanding the foregoing, any shares awarded (subject to any vesting requirements in a given grant) may be transferred in accordance with applicable law.

When does the 2021 Plan terminate?

The Compensation Committee may terminate the 2021 Plan at any time. If not sooner terminated by the Board of Directors, the 2021 Plan will terminate on the tenth anniversary of its effective date.

How can the 2021 Plan be amended?

The 2021 Plan may be amended by the Board of Directors, but without further approval by the shareholders of the company, the Board shall not amend the 2021 Plan in any manner that requires shareholder approval. The Board may condition any amendment on the approval of the shareholders if such approval is necessary or deemed advisable with respect to the applicable listing or other requirements of a national securities exchange or other applicable laws, policies or regulations.

Where can I get a copy of the 2021 Plan?

This summary is not a complete description of all provisions of the 2021 Plan. A copy of the 2021 Plan is attached hereto as Annex A.

WE RECOMMEND THAT YOU VOTE FOR THE

APPROVAL OF THE 2021 EQUITY INCENTIVE PLAN

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

The nominee listed in the Proxy Statement has agreed to serve as a director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

All directors hold office until the expiration of their respective terms or until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive a cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each board of directors meeting attended. We have agreed to pay Degang Hou and Xinchun Wang cash compensation of $102,000 and $36,000, respectively, per year and our audit committee chairwoman Lidong Liu cash compensation of $10,000 per year.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by Nasdaq Listing Rule 5605(a)(2).

What role does the Nomination Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board of Director’s Nominating Committee are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the company’s Investor Relations website at http://en.retoeco.com/ and in print upon request.

Are the members of the Nomination Committee independent?

Yes. All members of the Nomination Committee have been determined to be independent by the Board of Directors.

How does the Nomination Committee identify and evaluate nominees for director?

The Nomination Committee considers candidates for nomination to the Board of Directors from a number of sources. The Nomination Committee conducts an annual evaluation of the Board of Directors, identifies, considers, and recommends candidates to fill new positions or vacancies on the Board, and reviews any candidates recommended by stockholders in accordance with the bylaws. The Nomination Committee also evaluates the performance of individual members of the Board eligible for re-election and recommending the director nominees by class for election to the Board by the stockholders at the annual meeting of stockholders.

What are the Nomination Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board of Directors may engage a firm to assist in identifying potential candidates, although the company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting.

The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The Nominating Committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees. However, the Nominating Committee does consider diversity of opinion and experience when nominating directors.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nomination Committee:

●	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

●	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

●	A director must have a record of professional accomplishment in his or her chosen field; and

●	A director must be prepared and able to participate fully in Board activities, including membership on committees.

If the candidate is to be evaluated by the Nomination Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What other considerations does the Nomination Committee consider?

The Nomination Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors

ReTo Eco-Solutions, Inc.

c/o Beijing REIT Technology Development Co., Ltd.

Building X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

Does the Company have a Code of Business Ethics and Conduct?

The company has adopted a Code of Business Conduct and Ethics, which is applicable to all directors, officers and associates of the company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Conduct and Ethics is available on the company’s Investor Relations web site at http://en.retoeco.com/ and is also available in print upon request. The company intends to post any amendments to or waivers from its Code of Business Conduct and Ethics (to the extent applicable to the company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in 2020?

The Board of Directors met two times during 2020.

What are the committees of the Board?

During fiscal year 2020, the Board of Directors had standing Audit, Nominating, and Compensation Committees. The members of each of the Committees as of December 31, 2020, their principal functions, and the number of meetings held during the year ended December 31, 2020 are shown below.

Audit Committee

The members of the Audit Committee are:

Lidong Liu, Chairman

Shuhua Ma

Zhi Li

The Audit Committee held one meeting during the year ended December 31, 2020. The primary responsibility of the Audit Committee is to make such examinations as are necessary to monitor the corporate financial reporting and external audits of the Company and its subsidiaries; to provide to the Board the results of its examinations and recommendations derived therefrom; to outline to the Board improvements made, or to be made, in internal accounting controls; to nominate an independent auditor; and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters requiring Board attention. The Company believes that each of the members of the Audit Committee is “independent” and that Ms. Lidong Liu qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market listing standards. The Audit Committee’s charter is available on the Company’s website at http://en.retoeco.com/ and in print upon request. In carrying out its responsibility, the Audit Committee’s responsibilities include:

1.	Reviewing with management and the independent auditor on a continuing basis the adequacy of the Corporation's system of internal controls (including any significant deficiencies and significant changes in internal controls reported to the Audit Committee by the independent auditor or management), accounting practices, and disclosure controls and procedures (and management reports thereon) of the Corporation and its subsidiaries.

2.	Reviewing the independent auditor’s proposed audit scope and approach.

3.	Conducting a post-audit review of the financial statements and audit findings, including any significant suggestions for improvement provided to management by the independent auditor.

4.	Reviewing the performance of the independent auditor.

5.	Recommending the appointment of independent auditor to the Board, setting the independent auditor’s compensation and pre-approving all audit services provided by the independent auditor.

6.	Pre-approving all audit and permitted non-audit and tax services to be performed by the independent auditor and establishing policies and procedures for the engagement of the independent auditor to provide permitted non-audit services.

7.	Reviewing with management and the independent auditor the annual and quarterly financial statements of the Corporation including (a) the Corporation’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; (b) any material changes in accounting principles or practices used in preparing the financial statement prior to the filing of a report on Form 10-K or Form 10- Q with the U.S. Securities and Exchange Commission (“SEC”); and (c) items required by Statement of Auditing Standards 61 and Statement of Auditing Standards 71 in the case of the quarterly statements.

8.	Reviewing before release the un-audited quarterly operating results in the Corporation's quarterly earnings release, financial information and earning guidance provided to analysts.

9.	Overseeing compliance with SEC requirements for disclosure of auditor’s services and Audit Committee members and activities;

10.	Reviewing management's monitoring of compliance with the Corporation's Standards of Business Conduct and with the Foreign Corrupt Practices Act;

11.	Reviewing, in conjunction with counsel, any legal matters that could have a significant impact on the Corporation's financial statements;

12.	Providing oversight and review of the Corporation's asset management policies, including an annual review of the Corporation's investment policies and performance for cash and short-term investments;

13.	If necessary, instituting special investigations and, if appropriate hiring special counsel or experts to assist, for which the Corporation shall provide appropriate funding, as determined by the Committee, for payment of compensation to all advisors hired by the Committee.

14.	Reviewing related party transactions for potential conflicts of interest;

15.	Obtaining a report from the independent auditor at least annually regarding (a) the independent auditor’s internal quality control procedures, (b) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by an inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with such issues, and (d) all relationships between the independent auditor and the Corporation;

16.	Establishing procedures for the confidential and anonymous receipt, retention and treatment of complaints regarding the Corporation’s accounting, internal controls, and auditing matters;

17.	Establishing policies for the hiring of employees and former employees of the independent auditor;

18.	Conducting an annual performance evaluation of the Audit Committee and annually evaluate the adequacy of its charter; and,

19.	Performing other oversight functions as requested by the full Board.

Compensation Committee

The members of the Compensation Committee were:

Austin Huang, Chairman

Shuhua Ma

Zhi Li

The Compensation Committee did not hold meeting during the year ended December 31, 2020. The Compensation Committee’s charter is available on the Company’s website at http://en.retoeco.com/ and in print upon request. The Compensation Committee’s responsibilities include:

1.	To review and approve annually the corporate goals and objectives applicable to the compensation of the chief executive officer ("CEO"), evaluate at least annually the CEO's performance in light of those goals and objectives, and determine and approve the CEO's compensation level based on this evaluation. In determining the long-term incentive component of CEO compensation, the Compensation Committee may consider the Corporation's performance and relative stockholder return, the value of similar incentive awards given to CEOs at comparable companies and the awards given to the company's CEO in past years.

2.	Reviewing and making recommendations to the Board regarding the compensation policy for executive officers and directors of the Corporation, and such other officers of the Corporation as directed by the Board.

3.	Reviewing and making recommendations to the Board regarding all forms of compensation (including all “plan” compensation, as such term is defined in Item 402(a)(7) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission, and all non-plan compensation) to be provided to the executive officers of the Corporation.

4.	Reviewing and making recommendations to the Board regarding general compensation goals and guidelines for the Corporation's employees and the criteria by which bonuses to the Corporation's employees are determined.

5.	Acting as Administrator any Stock Option Plan and administering, within the authority delegated by the Board, any Employee Stock Purchase Plan adopted by the Corporation. In its administration of the plans, the Compensation Committee may, pursuant to authority delegated by the Board, grant stock options or stock purchase rights to individuals eligible for such grants and amend such stock options or stock purchase rights. The Compensation Committee shall also make recommendations to the Board with respect to amendments to the plans and changes in the number of shares reserved for issuance hereunder.

6.	Reviewing and making recommendations to the Board regarding other plans that are proposed for adoption or adopted by the Corporation for the provision of compensation to employees of, directors of and consultants to the Corporation.

7.	Preparing a report (to be included in the Corporation's proxy statement) which describes: (a) the criteria on which compensation paid to the Chief Executive Officer for the last completed fiscal year is based; (b) the relationship of such compensation to the Corporation's performance; and (c) the Compensation Committee's executive compensation policies applicable to executive officers.

8.	Authorizing the repurchase of shares from terminated employees pursuant to the applicable law.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Nomination Committee

The members of the Nomination Committee are:

Shuhua Ma, Chairwoman

Austin Huang

Zhi Li

The Nomination Committee did not hold meeting during the fiscal year ended December 31, 2020. The Nomination Committee’s charter is available on the Company’s website at http://en.retoeco.com/ and in print upon request. All members of the Nomination Committee are independent, as such term is defined by the Nasdaq Capital Market listing standards. The Nomination Committee’s responsibilities include:

1.	Reviewing the composition and size of the Board and determining the criteria for membership of the Board, including issues of character, judgment, independence, diversity, age, expertise, corporate experience, length of service, and other commitments outside the Corporation.

2.	Conducting an annual evaluation of the Board.

3.	Identifying, considering, and recommending candidates to fill new positions or vacancies on the Board, and reviewing any candidates recommended by stockholders in accordance with the bylaws. In performing these duties, the Committee shall have the authority to retain any search firm to be used to identify candidates for the Board and shall have sole authority to approve the search firm’s fees and other retention terms.

4.	Evaluating the performance of individual members of the Board eligible for re-election, and recommending the director nominees by class for election to the Board by the stockholders at the annual meeting of stockholders.

5.	Evaluating director compensation, consulting with outside consultants when appropriate, and making recommendations to the Board regarding director compensation.

6.	Reviewing and making recommendations to the Board with respect to a Director Option Plan and any proposed amendments thereto, subject to obtaining stockholder approval of any amendments as required by law or NASDAQ OMX or the NYSE Market LLC Company Guide Rules.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, ReTo Eco-Solutions, Inc., c/o Beijing REIT Technology Development Co., Ltd., Building X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS

For information as to the business history of our menbers of the Board of Directors, Guangfeng Dai, Shuhua Ma, Austin Huang, Zhi Li, Zhizhong Hu and Lidong Liu, see the section “Proposal One: Election of Directors” elsewhere in this Proxy Statement.

Degang Hou.  Mr. Hou has served as the Chief Internal Control Office of ReTo Eco-Solutions since 2020. From 1983 through 1999, he was an engineer and senior engineer of North Vehicle Research Institute, State Weaponry Equipment Corporation. From 1999 through 2020 he was the deputy general manager for ReTo Eco-Solutions.  He graduated in Ship Internal Combustion Engine Direction from Dalian University of Technology in 1983.

Xingchun Wang.  Mr. Wang has served as the Chief Financial Officer of ReTo Eco-Solutions since November 2019. Additionally, Mr. Wang served as an independent director of ReTo Eco-Solutions from November 2016 to November 2019. Since November 2015, Mr. Wang has been the general manager of the investment development department of Chengzhi Shareholding Co., Ltd, a Shenzhen Stock Exchange listed company (stock code: 000990). Between May 2014 and October 2015, Mr. Wang served as the deputy general manager and secretary to the board of Beijing Huaxiang Lianxin Technology Co., Ltd. Between June 2010 and April 2014, Mr. Wang worked as Chief Financial Officer, director and secretary to the board of Beijing Dongbiao Electric Shareholding Co., Ltd. Between May 2009 and June 2010, Mr. Wang worked as the deputy general manager of Beijing Qinchuan Dadi Investment Co., Ltd. Mr. Wang is a member of China Certified Public Accountants and a member of China Certified Tax Accountant. Mr. Wang holds a Bachelor’s Degree in Accounting from Shanxi Finance and Economic College, and a Master’s Degree in Economics from Northwest University of Politics and Law. Mr. Wang was nominated as a director because of his knowledge in accounting, investments and management.

EMPLOYMENT AGREEMENTS WITH COMPANY’S NAMED EXECUTIVE OFFICERS

Employment Agreement of Hengfang Li

The Company entered into an employment agreement with Mr. Li on January 22, 2020, providing for Mr. Li to serve as the Company’s Chairman and CEO (the “Li Employment Agreement”). Pursuant to the terms of the Li Employment Agreement, Mr. Li is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 800,000 (approximately $117,000). The Li Employment Agreement is for an initial term of two years and is subject to renewal. In addition, Mr. Li is entitled to receive an aggregate of 450,000 common shares, $0.001 par value per share (the “Common Shares”) of the Company in accordance with the terms of its 2018 Share Inventive Share Plan (the “2018 Plan”). The 450,000 Common Shares will be issued as follows: (1) 225,000 Common Shares were issued on February 15, 2020; and (2) the remaining 225,000 Common Shares will be issued on January 15, 2021, in the event Mr. Li is still an employee of the Company on that date.

Employment Agreement of Guangfeng Dai

The Company entered into an employment agreement with Mr. Dai on January 22, 2020 providing for Mr. Dai to serve as the Company’s President (the “Dai Employment Agreement”). Pursuant to the terms of the Dai Employment Agreement, Mr. Dai is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 750,000 (approximately $109,000). The Dai Employment Agreement is for an initial term of two years and is subject to renewal. In addition, Mr. Dai is entitled to receive an aggregate of 300,000 Common Shares of the Company in accordance with the terms of its 2018 Plan. The 300,000 Common Shares will be issued as follows: (1) 150,000 Common Shares were issued on February 15, 2020; and (2) the remaining 150,000 Common Shares will be issued on January 15, 2021, in the event Mr. Dai is still an employee of the Company on that date.

Employment Agreement of Zhizhong Hu

The Company entered into an employment agreement with Mr. Hu on January 22, 2020, providing for Mr. Hu to serve as the Company’s Chief Technology Officer (the “Hu Employment Agreement”). Pursuant to the terms of the Hu Employment Agreement, Mr. Hu is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 700,000 (approximately $102,000). The Hu Employment Agreement is for an initial term of two years and is subject to renewal. In addition, Mr. Hu is entitled to receive an aggregate of 250,000 Common Shares of the Company in accordance with the terms of its 2018 Plan. The 250,000 Common Shares will be issued as follows: (1) on February 15, 2020, the Company issued 125,000 Common Shares to Mr. Hu; and (2) the remaining 125,000 Common Shares will be issued on January 15, 2021, in the event Mr. Hu is still an employee of the Company on that date.

Employment Agreement of Degang Hou

The Company entered into an employment agreement with Mr. Hou on January 22, 2020 providing for Mr. Hou to serve as the Company’s Chief Internal Control Officer (the “Hou Employment Agreement”). Pursuant to the terms of the Hou Employment Agreement, Mr. Hou is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 700,000 (approximately $102,000). The Hou Employment Agreement is for an initial term of two years and is subject to renewal. In addition, Mr. Hou is entitled to receive an aggregate of 250,000 Common Shares of the Company in accordance with the terms of its 2018 Plan. The 250,000 Common Shares will be issued as follows: (1) in the event Mr. Hou is still employed by the Company, on February 15, 2020, the Company will issue 125,000 Common Shares to Mr. Hou; and (2) the remaining 125,000 Common Shares will be issued on January 15, 2021, in the event Mr. Hou is still an employee of the Company on that date.

Employment Agreement with Xingchun Wang

The Company entered into an employment agreement with Mr. Wang on November 20, 2019 providing for Mr. Wang to serve as the Company’s CFO (the “Wang Employment Agreement”). Pursuant to the terms of the Wang Employment Agreement, Mr. Wang is required to devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to annual compensation of RMB 240,000 (approximately $36,000). The Employment Agreement is for an initial term of three years and is subject to renewal.

Employment Agreement with Lidong Liu

The Company entered into an employment agreement with Dr. Lidong Liu on June 3, 2021 providing for Dr. Liu to serve as the Company’s Director (the “Liu Employment Agreement”) and will be entitled to annual compensation of $10,000.

Compensation of Directors and Executive Officers

In 2019, we paid an aggregate of approximately $ 472,952 U.S. dollars in cash as salaries and fees to our senior executives, officers. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

2018 Share Incentive Plan

On November 6, 2018, the company’s shareholders approved the 2018 Share Incentive Plan (the “2018 Incentive Plan”). The 2018 Incentive Plan allows for issuance of up to 2,000,000 shares of the company’s Common Shares to employees, non-employee directors, officers and consultants for services rendered to the company.

As of the current date, there are 1,025,000 shares available for issuance under the 2018 Incentive Plan.

Board of Directors

Our board of directors currently consists of seven directors. There are no family relationships between any of our executive officers and directors. The directors will be divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional director of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our company by making it difficult to replace members of the board of directors.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

The board of directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by Nasdaq Stock Market Rule 4200(a)(15). Shuhua Ma, Zhi Li, Lidong Liu and Austin Huang are our independent directors.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated. We do not have any service contacts with our directors that provide for benefits upon termination of employment.

Our board of directors plays a significant role in our risk oversight. The board of directors makes all relevant company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays key roles in the risk oversight or the company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Committees of the Board of Directors

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Shuhua Ma and Zhi Li serve on all three committees, Austin Huang serves on the nominating and compensation committee, Lidong Liu serves on the audit committee. At this time, Shuhua Ma chairs the nominating committee; Lidong Liu chairs the audit committee; and Austin Huang chairs the compensation committee. Lidong Liu qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and Nasdaq Capital Market corporate governance requirements.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. Shareholders shall have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	having all the powers necessary for managing and for directing and supervising, the business and affairs for the company

●	appointing officers and determining the term of office of the officers;

●	fixing the emoluments of officers;

●	exercising all powers of the company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the company or of any third party;

●	designating committees of directors;

●	executing checks, promissory notes, drafts, bills of exchange and other negotiable instruments on behalf of the company; and

●	determining that any sale, transfer, lease, exchange, or other disposition is in the usual or regular course of the business carried on by the company and such determination is, in the absence of fraud, conclusive.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Limitation on Liability and Other Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests. Our Memorandum and Articles of Association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Material Changes in Manner of Recommending Board of Directors Nominees

There were no material changes in manner of recommending Board of Directors nominees to our Board of Directors in the fiscal year 2020.

Related Party Transactions

Please refer to the company’s Annual Report on Form 20-F, upon its filing, for a full discussion of related party transactions.

Future Related Party Transactions

Our Nominating Committee (which consists solely of independent directors) has approved all related party transactions. All material related party transactions are made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties.

AUDIT COMMITTEE REPORT AND FEES PAID TO

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2020?

The members of the Audit Committee as of December 31, 2020 were Sophia Liu (until June 1, 2021), Lidong Liu, Shuhua Ma and Zhi Li. Each member of the Audit Committee is independent under the rules of the SEC and the Nasdaq Capital Market. The Board of Directors has determined that Dr. Liu, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at http://en.retoeco.com/.

How does the Audit Committee conduct its meetings?

During fiscal 2020, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairman. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s quarterly and annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s quarterly and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2020?

The Audit Committee has:

●	reviewed and discussed the audited financial statements with the Company’s management; and

●	discussed with Friedman LLP, the Company’s independent registered public accounting firm for the 2020 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

The Audit Committee has received from Friedman LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with Friedman LLP about their independence. The Audit Committee has concluded that Friedman LLP is independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2020?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2020.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2020?

The Audit Committee has reviewed and discussed the fees paid to Friedman LLP during 2020 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with Friedman LLP’s independence.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Lidong Liu, Chairwoman

Shuhua Ma

Zhi Li

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal 2020 and 2019, Friedman LLP’s fees for the annual audit of our financial statements and the periodic reviews of the financial statements were $270,000 and $270,000 respectively.

Audit-Related Fees

The Company has not paid Friedman LLP for audit-related services for the fiscal years ended December 31, 2020.

Tax Fees

The Company has not paid Friedman LLP for tax services for the fiscal years ended December 31, 2020.

All Other Fees

The Company has not paid Friedman LLP for any other services in fiscal years ended December 31, 2020.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2020 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 5%.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information with respect to beneficial ownership of our common shares as of October 28, 2021 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding common shares;

●	Each of our current directors and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 27,579,501 Common Shares issued and outstanding as of October 29, 2021. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of October 29, 2021 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Building X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101.

Name of Beneficial Owner	Common Shares	Percentage
Directors and Executive Officers
Hengfang Li(1)	3,995,250	16.55%
Guangfeng Dai(2)	930,632	3.70%
Zhizhong Hu(3)	905,632	3.60%
Degang Hou	125,000	*
Xingchun Wang	20,000	*
Zhi Li	20,000	*
Sophia Liu	20,000	*
Austin Huang	20,000	*
Shuhua Ma	0	0
All directors and executive officers as a group	6,036,514	24.02%
5% Beneficial Owners:
REIT International Development (Group) Co., Limited (4)	3,903,161	15.53%
Good Venture Industrial Limited (5)	1,750,000	6.96%
Hao Guan	1,650,000	6.56%

*	Less than 1%.

(1)	Chairman and Chief Executive Officer. Includes: (i) 225,000 shares held personally (ii) sole power to direct the voting and/or disposition of (a) 10,000 common shares held by Soothie Holdings Limited, a British Virgin Islands limited liability company controlled by Mr. Li; (b) 2,198,986 common shares held by 5 investors pursuant to a proxy voting agreement; and (c) 40% of the 3,903,161 shares held by REIT International Development (Group) Co., Limited, a Hong Kong Limited Liability company of which Mr. Li owns 40%.

(2)	Includes: (i) 150,000 shares owned personally; and (ii) 20% of the 3,903,161 shares held by REIT International Development (Group) Co., Limited, a Hong Kong Limited Liability company in which Mr. Dai owns 20% of the Company.

(4)	Represents 3,903,161 shares directly held by REIT International Development (Group) Co, a Hong Kong limited liability company whose shareholders include Mr. Hengfang Li (40%), Guangfeng Dai (20%), and Zhizhong Hu (20%). Mr. Li, Dai, and Hu hold 40%, 20%, and 20%, respectively, voting and investment power over the shares held. These are the same shares reflected as owned by Messrs. Li, Dai and Hu in the director and officer shareholder table above.

(5)	Represents 1,750,000 shares directly held by Good Venture Industrial Limited, a Hong Kong limited liability company controlled by Feng Wu.

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 20120209 were officers or employees of the company or any of its subsidiaries or had any relationship with the company requiring disclosure under U.S. Securities and Exchange Commission regulations.

Compliance with Section 16(a) Beneficial Ownership Reporting Requirements

We are a foreign private issuer and, as a result, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

Annual Report

You may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the SEC’s website at https://www.sec.gov/cgi-bin/browse-edgar?CIK=1687277, or by contacting ReTo Eco-Solutions, Inc., Building X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101, attention: Investor Relations, telephone: +86-010-64827328, email: ir@retoeco.com or 310@reit.cc.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board of Directors; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 2020 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Availability of Annual Report to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to Shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended September 30, 2020 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, ReTo Eco-Solutions Inc., X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101, by calling (+86) 10-64827328 or via the Internet at http://en.retoeco.com/.

Shareholder Proposals

To be considered for inclusion in next year’s Proxy Statement or considered at next year’s annual meeting but not included in the Proxy Statement, shareholder proposals must be submitted in writing no later than December 31, 2021. All written proposals should be submitted to: Secretary, ReTo Eco-Solutions Inc., X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement and the Annual Report are available at http://en.retoeco.com/.

ANNEX A

RETO ECO-SOLUTIONS, INC.

2021 SHARE INCENTIVE PLAN

1.	Purpose and Effective Date.

(a)	The purpose of the ReTo Eco-Solutions, Inc. 2021 Share Incentive Plan (the “Plan”) is to further the long-term stability and financial success of ReTo Eco-Solutions, Inc. (the “Company”) by attracting and retaining personnel, including employees, non-employee directors, and consultants, through the use of stock incentives. It is believed that ownership of Company stock will stimulate the efforts of those employees upon whose judgment, interest and efforts the Company is and will be largely dependent for the successful conduct of its business.

(b)	The Plan was adopted by the Board of Directors of the Company on October 28, 2021 (the “Effective Date”), subject to shareholder approval.

2.	Definitions.

(a)	Act. The Securities Exchange Act of 1934, as amended.

(b)	Affiliate. The meaning assigned to the term “affiliate” under Rule 12b-2 of the Act.

(c)	Applicable Withholding Taxes. The aggregate amount of federal, state and local income and payroll taxes that the Company is required to withhold (based on the minimum applicable statutory withholding rates) in connection with any exercise of an Option or the award, lapse of restrictions or payment with respect to Restricted Stock.

(d)	Award. The award of an Option or Restricted Stock under the Plan.

(e)	Beneficiary. The person or persons entitled to receive a benefit pursuant to an Award upon the death of a Participant.

(f)	Board. The Board of Directors of the Company.

(g)	Cause. Dishonesty, fraud, misconduct, gross incompetence, gross negligence, breach of a material fiduciary duty, material breach of an agreement with the Company, unauthorized use or disclosure of confidential information or trade secrets, or conviction or confession of a crime punishable by law (except minor violations), in each case as determined by the Committee, which determination shall be binding. Notwithstanding the foregoing, if “Cause” is defined in an employment agreement between a Participant and the Company, “Cause” shall have the meaning assigned to it in such agreement.

(h)	Change of Control.

(i)	The acquisition by any unrelated person of beneficial ownership (as that term is used for purposes of the Act) of 50% or more of the then outstanding common shares of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors. The term “unrelated person” means any person other than (x) the Company and its subsidiaries, (y) an employee benefit plan or related trust sponsored by the Company or its subsidiaries, and (z) a person who acquires stock of the Company pursuant to an agreement with the Company that is approved by the Board in advance of the acquisition. For purposes of this subsection, a “person” means an individual, entity or group, as that term is used for purposes of the Act;

(ii)	Any tender or exchange offer, merger or other business combination, sale of assets or any combination of the foregoing transactions, and the Company is not the surviving corporation; and

(iii)	A liquidation of the Company.

(i)	Code. The Internal Revenue Code of 1986, as amended.

(j)	Committee. The Compensation Committee of the Board.

(k)	Company. ReTo Eco-Solutions, Inc.

(l)	Company Stock. The common shares of the Company. In the event of a change in the capital structure of the Company (as provided in Section 12 below), the shares resulting from such a change shall be deemed to be Company Stock within the meaning of the Plan.

(m)	Consultant. A person rendering services to the Company who is not an “employee” for purposes of employment tax withholding under the Code.

(n)	Corporate Change. A consolidation, merger, dissolution or liquidation of the Company, or a sale or distribution of assets or stock (other than in the ordinary course of business) of the Company; provided that, unless the Committee determines otherwise, a Corporate Change shall only be considered to have occurred with respect to Participants whose business unit is affected by the Corporate Change.

(o)	Date of Grant. The date as of which an Award is made by the Committee.

(p)	Disability or Disabled. As to an Incentive Stock Option, a Disability within the meaning of Code Section 22(e)(3). As to all other Incentive Awards, the Committee shall determine whether a Disability exists and such determination shall be conclusive.

(q)	Fair Market Value.

(i)	If Company Stock is traded on a national securities exchange, the average of the highest and lowest registered sales prices of Company Stock on such exchange;

(ii)	If Company Stock is traded in the over-the-counter market, the average between the closing bid and asked prices as reported by the Nasdaq Stock Market; or

(iii)	If shares of Company Stock are not publicly traded, the Fair Market Value shall be determined by the Committee using any reasonable method in good faith.

Fair Market Value shall be determined as of the applicable date specified in the Plan or, if there are no trades on such date, the value shall be determined as of the last preceding day on which Company Stock is traded.

(r)	Incentive Stock Option. An Option intended to meet the requirements of, and qualify for favorable Federal income tax treatment under, Code Section 422.

(s)	Nonstatutory Stock Option. An Option that does not meet the requirements of Code Section 422, or that is otherwise not intended to be an Incentive Stock Option and is so designated.

(t)	Option. A right to purchase Company Stock granted under the Plan, at a price determined in accordance with the Plan.

(u)	Participant. Any individual who receives an Award under the Plan.

(v)	Restricted Stock. Company Stock awarded upon the terms and subject to the restrictions set forth in Section 7 below.

(w)	Rule 16b-3. Rule 16b-3 of the Act, including any corresponding subsequent rule or any amendments to Rule 16b-3 enacted after the effective date of the Plan.

(x)	10% Shareholder. A person who owns, directly or indirectly, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate. Indirect ownership of stock shall be determined in accordance with Code Section 424(d).

3.	General. Awards of Options and Restricted Stock may be granted under the Plan. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options.

4.	Stock. Subject to Section 12 of the Plan, there shall be reserved for issuance under the Plan a total of 3,000,000 unissued shares of Company Stock. Shares allocable to Options granted under the Plan that expire or otherwise terminate unexercised and shares that are forfeited pursuant to restrictions on Restricted Stock awarded under the Plan may again be subjected to an Award under this Plan. For purposes of determining the number of shares that are available for Awards under the Plan, such number shall, if permissible under Rule 16b-3, include the number of shares surrendered by a Participant or retained by the Company (a) in connection with the exercise of an Option or (b) in payment of Applicable Withholding Taxes.

5.	Eligibility.

(a)	Any employee of, non-employee director of, or Consultant to the Company or its affiliates, who, in the judgment of the Committee, has contributed or can be expected to contribute to the profits or growth of the Company is eligible to become a Participant. The Committee shall have the power and complete discretion, as provided in Section 14, to select eligible Participants and to determine for each Participant the terms, conditions and nature of the Award and the number of shares to be allocated as part of the Award; provided, however, that any award made to a member of the Committee must be approved by the Board. The Committee is expressly authorized to make an Award to a Participant conditioned on the surrender for cancellation of an existing Award.

(b)	The grant of an Award shall not obligate the Company to pay an employee any particular amount of remuneration, to continue the employment of the employee after the grant or to make further grants to the employee at any time thereafter.

(c)	Non-employee directors and Consultants shall not be eligible to receive the Award of an Incentive Stock Option.

6.	Stock Options.

(a)	Whenever the Committee deems it appropriate to grant Options, notice shall be given to the Participant stating the number of shares for which Options are granted, the Option price per share, whether the options are Incentive Stock Options or Nonstatutory Stock Options, and the conditions to which the grant and exercise of the Options are subject. This notice, when duly accepted in writing by the Participant, shall become a stock option agreement between the Company and the Participant.

(b)	The Committee shall establish the exercise price of Options. The exercise price of an Incentive Stock Option shall be not less than 100% of the Fair Market Value of such shares on the Date of Grant, provided that if the Participant is a 10% Shareholder, the exercise price of an Incentive Stock Option shall be not less than 110% of the Fair Market Value of such shares on the Date of Grant. The exercise price of a Nonstatutory Stock Option Award shall not be less than 100% of the Fair Market Value of the shares of Company Stock covered by the Option on the Date of Grant.

(c)	Options may be exercised in whole or in part at such times as may be specified by the Committee in the Participant’s stock option agreement. The Committee may impose such vesting conditions and other requirements as the Committee deems appropriate, and the Committee may include such provisions regarding a Change of Control or Corporate Change as the Committee deems appropriate.

(d)	The Committee shall establish the term of each Option in the Participant’s stock option agreement. The term of an Incentive Stock Option shall not be longer than ten years from the Date of Grant, except that an Incentive Stock Option granted to a 10% Shareholder may not have a term in excess of five years. No option may be exercised after the expiration of its term or, except as set forth in the Participant’s stock option agreement, after the termination of the Participant’s employment. The Committee shall set forth in the Participant’s stock option agreement when, and under what circumstances, an Option may be exercised after termination of the Participant’s employment or period of service; provided that no Incentive Stock Option may be exercised after (i) three months from the Participant’s termination of employment with the Company for reasons other than Disability or death, or (ii) one year from the Participant’s termination of employment on account of Disability or death. The Committee may, in its sole discretion, amend a previously granted Incentive Stock Option to provide for more liberal exercise provisions, provided however that if the Incentive Stock Option as amended no longer meets the requirements of Code Section 422, and, as a result the Option no longer qualifies for favorable federal income tax treatment under Code Section 422, the amendment shall not become effective without the written consent of the Participant.

(e)	An Incentive Stock Option, by its terms, shall be exercisable in any calendar year only to the extent that the aggregate Fair Market Value (determined at the Date of Grant) of Company Stock with respect to which Incentive Stock Options are exercisable by the Participant for the first time during the calendar year does not exceed $100,000 (the “Limitation Amount”). Incentive Stock Options granted under the Plan and all other plans of the Company and any parent or Subsidiary of the Company shall be aggregated for purposes of determining whether the Limitation Amount has been exceeded. The Board may impose such conditions as it deems appropriate on an Incentive Stock option to ensure that the foregoing requirement is met. If Incentive Stock Options that first become exercisable in a calendar year exceed the Limitation Amount, the excess Options will be treated as Nonstatutory Stock Options to the extent permitted by law.

(f)	If a Participant dies and if the Participant’s stock option agreement provides that part or all of the Option may be exercised after the Participant’s death, then such portion may be exercised by the personal representative of the Participant’s estate during the time period specified in the stock option agreement.

(g)	If a Participant’s employment or services is terminated by the Company for Cause, the Participant’s Options shall terminate as of the date of the misconduct.

7.	Restricted Stock Awards.

(a)	Whenever the Committee deems it appropriate to grant a Restricted Stock Award, notice shall be given to the Participant stating the number of shares of Restricted Stock for which the Award is granted and the terms and conditions to which the Award is subject. This notice, when accepted in writing by the Participant, shall become an Award agreement between the Company and the Participant. Certificates representing the shares shall be issued in the name of the Participant, subject to the restrictions imposed by the Plan and the Committee. A Restricted Stock Award may be made by the Committee in its discretion without cash consideration.

(b)	The Committee may place such restrictions on the transferability and vesting of Restricted Stock as the Committee deems appropriate, including restrictions relating to continued employment and financial performance goals. Without limiting the foregoing, the Committee may provide performance or Change of Control or Corporate Change acceleration parameters under which all, or a portion, of the Restricted Stock will vest on the Company’s achievement of established performance objectives. Restricted Stock may not be sold, assigned, transferred, disposed of, pledged, hypothecated or otherwise encumbered until the restrictions on such shares shall have lapsed or shall have been removed pursuant to subsection (c) below.

(c)	The Committee may provide in a Restricted Stock Award, or subsequently, that the restrictions will lapse if a Change of Control or Corporate Change occurs. The Committee may at any time, in its sole discretion, accelerate the time at which any or all restrictions will lapse or may remove restrictions on Restricted Stock as it deems appropriate.

(d)	A Participant shall hold shares of Restricted Stock subject to the restrictions set forth in the Award agreement and in the Plan. In other respects, the Participant shall have all the rights of a shareholder with respect to the shares of Restricted Stock, including, but not limited to, the right to vote such shares and the right to receive all cash dividends and other distributions paid thereon. Certificates representing Restricted Stock shall bear a legend referring to the restrictions set forth in the Plan and the Participant’s Award agreement. If stock dividends are declared on Restricted Stock, such stock dividends or other distributions shall be subject to the same restrictions as the underlying shares of Restricted Stock.

8.	Method of Exercise of Options.

(a)	Options may be exercised by giving written notice of the exercise to the Company, stating the number of shares the Participant has elected to purchase under the Option. Such notice shall be effective only if accompanied by the exercise price in full in cash; provided that, if the terms of an Option so permit, the Participant may (i) deliver Company Stock that the Participant has owned for at least six months (valued at Fair Market Value on the date of exercise), or (ii) exercise any applicable net exercise provision contained therein. Unless otherwise specifically provided in the Option, any payment of the exercise price paid by delivery of Company Stock acquired directly or indirectly from the Company shall be paid only with shares of Company Stock that have been held by the Participant for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes).

(b)	Notwithstanding anything herein to the contrary, Awards shall always be granted and exercised in such a manner as to conform to the provisions of Rule 16b-3.

9.	Applicable Withholding Taxes. Each Participant shall agree, as a condition of receiving an Award, to pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, all Applicable Withholding Taxes with respect to the Award. Until the Applicable Withholding Taxes have been paid or arrangements satisfactory to the Company have been made, no stock certificates (or, in the case of Restricted Stock, no stock certificates free of a restrictive legend) shall be issued to the Participant. As an alternative to making a cash payment to the Company to satisfy Applicable Withholding Tax obligations, the Committee may establish procedures permitting the Participant to elect to (a) deliver shares of already owned Company Stock (subject to such restrictions as the Committee may establish, including a requirement that any shares of Company Stock so delivered shall have been held by the Participant for not less than six months) or (b) have the Company retain that number of shares of Company Stock that would satisfy all or a specified portion of the Applicable Withholding Taxes. Any such election shall be made only in accordance with procedures established by the Committee and in accordance with Rule 16b-3.

10.	Nontransferability of Awards.

(a)	In general, Awards, by their terms, shall not be transferable by the Participant except by will or by the laws of descent and distribution or except as described below. Options shall be exercisable, during the Participant’s lifetime, only by the Participant or by his guardian or legal representative.

(b)	Notwithstanding the provisions of (a) and subject to federal and state securities laws, the Committee may grant Nonstatutory Stock Options that permit a Participant to transfer the Options to one or more immediate family members, to a trust for the benefit of immediate family members, or to a partnership, limited liability company, or other entity the only partners, members, or interest-holders of which are among the Participant’s immediate family members. Consideration may not be paid for the transfer of Options. The transferee of an Option shall be subject to all conditions applicable to the Option prior to its transfer. The agreement granting the Option shall set forth the transfer conditions and restrictions. The Committee may impose on any transferable Option and on stock issued upon the exercise of an Option such limitations and conditions as the Committee deems appropriate.

11.	Termination, Modification, Change. If not sooner terminated by the Board, this Plan shall terminate at the close of business on the tenth anniversary of the Effective Date. No Awards shall be made under the Plan after its termination. The Board may terminate the Plan or may amend the Plan in such respects as it shall deem advisable; provided that, if and to the extent required by Rule 16b-3, no change shall be made that increases the total number of shares of Company Stock reserved for issuance pursuant to Awards granted under the Plan (except pursuant to Section 12), expands the class of persons eligible to receive Awards, or materially increases the benefits accruing to Participants under the Plan, unless such change is authorized by the shareholders of the Company. Notwithstanding the foregoing, the Board may unilaterally amend the Plan and Awards as it deems appropriate to ensure compliance with Rule 16b-3 and to cause Incentive Stock Options to meet the requirements of the Code and regulations thereunder. Except as provided in the preceding sentence, a termination or amendment of the Plan shall not, without the consent of the Participant, adversely affect a Participant’s rights under an Award previously granted to him.

12.	Change in Capital Structure.

(a)	In the event of a stock dividend, stock split or combination of shares, spin-off, reclassification, recapitalization, merger or other change in the Company’s capital stock (including, but not limited to, the creation or issuance to shareholders generally of rights, options or warrants for the purchase of common shares or preferred stock of the Company), the number and kind of shares of stock or securities of the Company to be issued under the Plan (under outstanding Awards and Awards to be granted in the future), the exercise price of options, and other relevant provisions shall be appropriately adjusted by the Committee, whose determination shall be binding on all persons. If the adjustment would produce fractional shares with respect to any Award, the Committee may adjust appropriately the number of shares covered by the Award so as to eliminate the fractional shares.

(b)	In the event the Company distributes to its shareholders a dividend, or sells or causes to be sold to a person other than the Company or a Subsidiary shares of stock in any corporation (a “Spinoff Company”) which, immediately before the distribution or sale, was a majority owned Subsidiary of the Company, the Committee shall have the power, in its sole discretion, to make such adjustments as the Committee deems appropriate. The Committee may make adjustments in the number and kind of shares or other securities to be issued under the Plan (under outstanding Awards and Awards to be granted in the future), the exercise price of Options, and other relevant provisions, and, without limiting the foregoing, may substitute securities of a Spinoff Company for securities of the Company. The Committee shall make such adjustments as it determines to be appropriate, considering the economic effect of the distribution or sale on the interests of the Company’s shareholders and the Participants in the businesses operated by the Spinoff Company, and subject to the proviso that any such adjustments or new options shall not be made or granted, respectively, that would result in subjecting the Plan to variable plan accounting treatment. The Committee’s determination shall be binding on all persons. If the adjustment would produce fractional shares with respect to any Award, the Committee may adjust appropriately the number of shares covered by the Award so as to eliminate the fractional shares.

(c)	To the extent required to avoid a charge to earnings for financial accounting purposes, adjustments made by the Committee pursuant to this Section 12 to outstanding Awards shall be made so that both (i) the aggregate intrinsic value of an Award immediately after the adjustment is not greater than or less than the Award’s aggregate intrinsic value before the adjustment and (ii) the ratio of the exercise price per share to the market value per share is not reduced.

(d)	Notwithstanding anything in the Plan to the contrary, the Committee may take the foregoing actions without the consent of any Participant, and the Committee’s determination shall be conclusive and binding on all persons for all purposes. The Committee shall make its determinations consistent with Rule 16b-3 and the applicable provisions of the Code.

13.	Change of Control. In the event of a Change of Control or Corporate Change, the Committee may take such actions with respect to Awards as the Committee deems appropriate. These actions may include, but shall not be limited to, the following:

(a)	At the time the Award is made, provide for the acceleration of the vesting schedule relating to the exercise or realization of the Award so that the Award may be exercised or realized in full on or before a date initially fixed by the Committee;

(b)	Provide for the purchase or settlement of any such Award by the Company for any amount of cash equal to the amount which could have been obtained upon the exercise of such Award or realization of a Participant’s rights had such Award been currently exercisable or payable;

(c)	Make adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Change of Control or Corporate Change; provided, however, that to the extent required to avoid a charge to earnings for financial accounting purposes, such adjustments shall be made so that both (i) the aggregate intrinsic value of an Award immediately after the adjustment is not greater than or less than the Award’s aggregate intrinsic value before the Award and (ii) the ratio of the exercise price per share to the market value per share is not reduced; or

(d)	Cause any such Award then outstanding to be assumed, or new rights substituted therefore, by the acquiring or surviving legal entity in such Change of Control or Corporate Change.

14.	Administration of the Plan.

(a)	The Plan shall be administered by the Committee, who shall be appointed by the Board. The Board may designate the Compensation Committee of the Board, or a subcommittee of the Compensation Committee, to be the Committee for purposes of the Plan. If and to the extent required by Rule 16b-3, all members of the Committee shall be “Non-Employee Directors” as that term is defined in Rule 16b-3, and the Committee shall be comprised solely of two or more “outside directors” as that term is defined for purposes of Code section 162(m). If any member of the Committee fails to qualify as an “outside director” or (to the extent required by Rule 16b-3) a “Non-Employee Director,” such person shall immediately cease to be a member of the Committee and shall not take part in future Committee deliberations. The Board of Directors may from time to time may appoint members of the Committee and fill vacancies, however caused, in the Committee.

(b)	The Committee shall have the authority to impose such limitations or conditions upon an Award as the Committee deems appropriate to achieve the objectives of the Award and the Plan. Without limiting the foregoing and in addition to the powers set forth elsewhere in the Plan, the Committee shall have the power and complete discretion to determine (i) which eligible persons shall receive an Award and the nature of the Award, (ii) the number of shares of Company Stock to be covered by each Award, (iii) whether Options shall be Incentive Stock options or Nonstatutory Stock Options, (iv) the Fair Market Value of Company Stock, (v) the time or times when an Award shall be granted, (vi) whether an Award shall become vested over a period of time, according to a performance-based vesting schedule or otherwise, and when it shall be fully vested, (vii) the terms and conditions under which restrictions imposed upon an Award shall lapse, (viii) whether a Change of Control or Corporate Change exists, (ix) the terms of incentive programs, performance criteria and other factors relevant to the issuance of Incentive Stock or the lapse of restrictions on Restricted Stock or Options, (x) when Options may be exercised, (xi) whether to approve a Participant’s election with respect to Applicable Withholding Taxes, (xii) conditions relating to the length of time before disposition of Company Stock received in connection with an Award is permitted, (xiii) notice provisions relating to the sale of Company Stock acquired under the Plan, and (xiv) any additional requirements relating to Awards that the Committee deems appropriate. Notwithstanding the foregoing, no “tandem stock options” (where two stock options are issued together and the exercise of one option affects the right to exercise the other option) may be issued in connection with Incentive Stock Options.

(c)	The Committee shall have the power to amend the terms of previously granted Awards so long as the terms as amended are consistent with the terms of the Plan and, where applicable, consistent with the qualification of an option as an Incentive Stock Option. The consent of the Participant must be obtained with respect to any amendment that would adversely affect the Participant’s rights under the Award, except that such consent shall not be required if such amendment is for the purpose of complying with Rule 16b-3 or any requirement of the Code applicable to the Award.

(d)	The Committee may adopt rules and regulations for carrying out the Plan. The Committee shall have the express discretionary authority to construe and interpret the Plan and the Award agreements, to resolve any ambiguities, to define any terms, and to make any other determinations required by the Plan or an Award agreement. The interpretation and construction of any provisions of the Plan or an Award agreement by the Committee shall be final and conclusive. The Committee may consult with counsel, who may be counsel to the Company, and shall not incur any liability for any action taken in good faith in reliance upon the advice of counsel.

(e)	A majority of the members of the Committee shall constitute a quorum, and all actions of the Committee shall be taken by a majority of the members present. Any action may be taken by a written instrument signed by all of the members, and any action so taken shall be fully effective as if it had been taken at a meeting.

15.	Issuance of Company Stock. The Company shall not be required to issue or deliver any certificate for shares of Company Stock before (i) the admission of such shares to listing on any stock exchange on which Company Stock may then be listed, (ii) receipt of any required registration or other qualification of such shares under any state or federal securities law or regulation that the Company’s counsel shall determine is necessary or advisable, and (iii) the Company shall have been advised by counsel that all applicable legal requirements have been complied with. The Company may place on a certificate representing Company Stock any legend required to reflect restrictions pursuant to the Plan, and any legend deemed necessary by the Company’s counsel to comply with federal or state securities laws. The Company may require a customary written indication of a Participant’s investment intent. Until a Participant has been issued a certificate for the shares of Company Stock acquired, the Participant shall possess no shareholder rights with respect to the shares.

16.	Rights Under the Plan. Title to and beneficial ownership of all benefits described in the Plan shall at all times remain with the Company. Participation in the Plan and the right to receive payments under the Plan shall not give a Participant any proprietary interest in the Company or any Affiliate or any of their assets. No trust fund shall be created in connection with the Plan, and there shall be no required funding of amounts that may become payable under the Plan. A Participant shall, for all purposes, be a general creditor of the Company. The interest of a Participant in the Plan cannot be assigned, anticipated, sold, encumbered or pledged and shall not be subject to the claims of his creditors.

17.	Beneficiary. A Participant may designate, on a form provided by the Committee, one or more beneficiaries to receive any payments under Awards of Restricted Stock or Incentive Stock after the Participant’s death. If a Participant makes no valid designation, or if the designated beneficiary fails to survive the Participant or otherwise fails to receive the benefits, the Participant’s beneficiary shall be the first of the following persons who survives the Participant: (a) the Participant’s surviving spouse, (b) the Participant’s surviving descendants, per stirpes , or (c) the personal representative of the Participant’s estate.

18.	Notice. All notices and other communications required or permitted to be given under this Plan shall be in writing and shall be deemed to have been duly given if delivered personally or mailed first class, postage prepaid, as follows: (a) if to the Company—at its principal business address to the attention of the Secretary; (b) if to any Participant—at the last address of the Participant known to the sender at the time the notice or other communication is sent.

19.	Interpretation. The terms of this Plan and Awards granted pursuant to the Plan are subject to all present and future regulations and rulings of the Secretary of the Treasury relating to the qualification of Incentive Stock Options under the Code or compliance with Code section 162(m), to the extent applicable, and they are subject to all present and future rulings of the Securities and Exchange Commission with respect to Rule 16b-3. If any provision of the Plan or an Award conflicts with any such regulation or ruling, to the extent applicable, the Committee shall cause the Plan to be amended, and shall modify the Award, so as to comply, or if for any reason amendments cannot be made, that provision of the Plan and/or the Award shall be void and of no effect.

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If you would like to vote in person, please attend the Annual Meeting to be held on November 23, 2021 at 9:00 a.m., Beijing Time.

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All votes must be received by 11:59 p.m. EST on November 21, 2021 / 12:59 p.m., Beijing time on November 22, 2021.

Annual Meeting Proxy Card - Reto Eco-Solutions, Inc.

DETACH PROXY CARD HERE TO VOTE BY MAIL
The Board of Directors recommends that you vote FOR each director nominee:

(1)	To re-elect seven (7) directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2022 or until their successors are duly elected and qualified;

☐	FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below)	☐	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTIONS: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

01 Hengfang Li	02 Guangfeng Dai	03 Shuhua Ma	04 Austin Huang
05 Zhi Li	06 Zhizhong Hu	07 Lidong Liu

The Board of Directors recommends that you vote FOR the following item:

(2)	To ratify the appointment of YCM CPA, Inc. as the company's independent registered public accounting firm for the fiscal year ending December 31, 2021.

☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

The Board of Directors recommends that you vote FOR the following item:

(3)	To approve the 2021 Equity Incentive Plan.

☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address.	☐

* SPECIMEN *	AC:ACCT9999	90.00

RETO ECO-SOLUTIONS, INC.

Proxy for the Annual Meeting of Shareholders

To be Held on November 23, 2021

9:00 a.m., Beijing Time

(8:00 p.m. Eastern Time, November 22, 2021)

RETO ECO-SOLUTIONS, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, having received notice of the meeting and management’s Proxy Statement therefore, and revoking all prior proxies, hereby appoints Hengfang Li, as proxy to represent and vote and act upon the following matters in respect of all shares of Common Shares of Reto Eco-Solutions, Inc. (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on November 23, 2021, at 9:00 a.m., Beijing time (8:00 p.m. Eastern Time, November 22, 2021), at Building X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101, and at any adjournment or postponement thereof. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted as directed herein. If no direction is made, the proxy shall be voted “FOR” the re-election of the nominees to the board of directors, “FOR” the ratification of YCM CPA, Inc., and “FOR” the approval of the 2021 Equity Incentive Plan.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any postponements or adjournments of the meeting.

Please check here if you plan to attend the Annual Meeting of Shareholders on November 23, 2020 at 9:00 a.m. Beijing time. ☐

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by ReTo Eco-Solutions, Inc. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

Email Address:	☐

(Continued and to be signed on Reverse Side)